Mc Shipping, Inc

April 4, 2005

Ms Effie Simpson
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:	MC Shipping Inc. (the “Company”)
Form 8-K dated March 22, 2005
File N° 1-10231

Dear Ms. Simpson,

Please find below for your review, our responses to the comments of the Staff contained in your letter dated March 28, 2005 with respect to the Form 8-K dated March 22, 2005. The following numbered responses correspond to the numbered comments contained in the Comment letter.

1.	The Company has made appropriate revisions to its report on Form 8K/A to cover the interim period until March 22, 2005.

2.	The Company has now received the response of the Former Accountant and has enclosed it as Exhibit 16 of the Form 8-K/A.

3.	The Company has noted the disclosure requirements for the engagement of the new accountant.

4.
The Company and its management acknowledge that, since they are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

This letter dated April 4, 2005 and the amended Form 8-K/A are also being filed in electronic form.

Other

The Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filings;

-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-	it may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Dominique Sergent, Chief Financial Officer, at 011 377 9205 1263 or myself at 011 44 207 332 8500.

Sincerely

/S/ A.S. CRAWFORD
Antony S. Crawford Chief Executive Officer